As filed with the U.S. Securities and Exchange Commission on December 3, 2015

Registration Statement No. 333-207268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-80

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150 - 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150 - 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80 (Commission File No. 333-207268), originally filed with the Commission on October 5, 2015 (the “Original Registration Statement”), as amended on November 12, 2015 (the Original Registration Statement, as so amended, being the “Registration Statement”), to include the Notice of Extension, dated December 3, 2015, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular (as defined below).

The Registrant previously paid a registration fee of U.S.$80,274.72 with its filing of the Original Registration Statement in relation to its registration thereunder of 42,402,500 of its common shares.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”)*

Notice of Variation and Change, dated November 12, 2015 (the “Notice of Variation”)**

Notice of Extension, dated December 3, 2015 (the “Notice of Extension”)

2.	Informational Legends.

See pages (iii) and (iv) (continuation of cover page) of the Offer and Circular.*

See page (ii) (continuation of cover page) of the Notice of Variation.**

See pages (ii) and (iii) (continuation of cover page) of the Notice of Extension.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular, the Notice of Variation and the Notice of Extension provide that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular* and the heading “Additional Documents Filed with the SEC as Part of the Registration Statement” in the Notice of Variation.**

References to web addresses in the Offer and Circular, the Notice of Variation and the Notice of Extension are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, Notice of Variation or Notice of Extension, information on these websites is not part of the Offer and Circular, Notice of Variation or Notice of Extension, or part of this Registration Statement.

*	Previously filed with the Registration Statement.
**	Previously filed with Post-Effective Amendment No. 1 to the Registration Statement.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on pages ii and iii (continuation of the cover page) of this Notice of Extension.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer, by telephone at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at inquiries@dfking.com.

Information has been incorporated by reference in the Offer and Circular (as defined below) from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Offer and Circular may be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3 or by telephone: 1-800-558-9071, and are also available electronically on SEDAR at www.sedar.com.

December 3, 2015

NOTICE OF EXTENSION

by

SUNCOR ENERGY INC.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

CANADIAN OIL SANDS LIMITED

on the basis of 0.25 of a common share of Suncor Energy Inc.

for each common share of Canadian Oil Sands Limited

Suncor Energy Inc. (the “Offeror” or “Suncor”) hereby gives notice of the extension of the period for acceptance of its offer dated October 5, 2015 (the “Original Offer”), as amended by the Notice of Variation and Change of the Offeror dated November 12, 2015 (the “First Notice of Variation” and together with the Original Offer, the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Company Common Shares”) of Canadian Oil Sands Limited (the “Company” or “COS”) together with the associated rights to purchase Company Common Shares (“Rights”) issued and outstanding under the Company’s shareholder rights plans (the Company Common Shares, together with such Rights, the “Shares”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (CALGARY TIME) ON JANUARY 8, 2016 UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

This Notice of Extension should be read in conjunction with the Offer and accompanying circular dated October 5, 2015 (the “Original Circular”), as amended by the First Notice of Variation (the Original Circular together with the First Notice of Variation, the “Circular” and the Circular together with the Offer, the “Offer and Circular”) and the associated letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), in each case as amended by the First Notice of Variation (collectively, the “Offer Documents”). Except as otherwise set forth herein, the terms and conditions set forth in the Offer Documents continue to be applicable in all respects. Unless the context requires otherwise, terms used herein but not defined herein have the respective meanings set out in the Offer and Circular.

Shareholders who have validly deposited and not withdrawn their Shares are not required to take any further action to accept the Offer. Registered Shareholders (meaning Shareholders that have a physical share certificate or a DRS Advice representing their Shares) who wish to accept the Offer must properly complete and execute a Letter of Transmittal (printed on yellow paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery as described in Section 3 of the Offer, “Manner of Acceptance”. Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”).

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time (as defined below). As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS Clearing and Depository Services Inc., or its nominee, (“CDS”) may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS as described in Section 3 of the Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer (the “Information Agent”), J.P. Morgan Securities Canada Inc. or CIBC World Markets Inc., the dealer managers in connection with the Offer (the “Dealer Managers”), or the Depositary. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent, the Dealer Managers or the Depositary in the manner specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, including this Notice of Extension, in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18, “Certain Canadian Federal Income Tax Considerations” and Section 19, “Certain United States Federal Income Tax Considerations” of the Circular.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly,

may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what the Offeror knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable Securities Laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions relate to matters that are not historical facts.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Extension, contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Extension contains forward-looking statements and information including, but not limited to, the Offeror’s expectations for 2016 including its expected capital spending program, projected average production, expected capital expenditures and its expected share of production from Syncrude. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of that document and in this Notice of Extension describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Extension and in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, in this Notice of Extension, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

Assumptions for the Offeror’s Oil Sands and Syncrude 2016 production outlook include those relating to reliability and operational efficiency initiatives that the Offeror expects will minimize unplanned maintenance in 2016. Assumptions for the Offeror’s Exploration and Production 2016 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2016 corporate guidance include, but are not limited to:

•	Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•

Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect Suncor’s ability to produce or market its crude oil.

•	Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of the Offeror’s mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•

Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•	Commodity prices. Declines in commodity prices may alter the Offeror’s production outlook and/or reduce the Offeror’s capital expenditure plans.

•	Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Offer and Circular and the information provided in Section 24 of the Circular, “Risk Factors”.

NOTICE OF EXTENSION

TO:	THE HOLDERS OF SHARES OF CANADIAN OIL SANDS LIMITED

As set forth in this Notice of Extension, the Offeror has extended the Offer. The Offer is now open for acceptance until 6:00 p.m. (Calgary time) on January 8, 2016 unless the Offer is further extended or withdrawn by the Offeror.

Consequential amendments in accordance with this Notice of Extension are deemed to be made, where required, to the Offer Documents. Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Offer and Circular, and in the Letter of Transmittal and the Notice of Guaranteed Delivery continue to remain in effect, unamended. This Notice of Extension should be read in conjunction with the Offer Documents.

1.	Time of Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Calgary time) on December 4, 2015 to 6:00 p.m. (Calgary time) on January 8, 2016, unless the Offer is further extended or withdrawn by the Offeror. Accordingly:

(a)	the definition of “Expiry Date” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Date” means January 8, 2016 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”; and

(b)	the definition of “Expiry Time” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Time” means 6:00 p.m. (Calgary time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”.

In addition, all references to “5:00 p.m. (Calgary time) on December 4, 2015” in the Offer Documents, as amended or supplemented by this Notice of Extension, are deleted in their entirety and replaced by “6:00 p.m. (Calgary time) on January 8, 2016”.

2.	Recent Developments

On November 17, 2015, the Offeror released its 2016 corporate guidance, which includes a flexible capital spending program of between $6.7 billion and $7.3 billion and projected average production of 525,000 to 565,000 barrels of oil equivalent per day. Suncor indicated that it expected capital expenditures to include approximately $100 million of sustaining capital for its 12% share of Syncrude and expected that its share of production from Syncrude would range from 30,000 to 35,000 barrels per day. Similarly, on December 1, 2015, the Company released its budget for 2016, which included, among other things, the Company’s outlook for its share of production, capital expenditures and operating expenses from Syncrude for 2016 and its estimates for the Company’s cash flow from operations for 2016. In conjunction with the release, a conference call and webcast was held by Company management to discuss the budget.

On October 7, 2015, the Company announced that the Company Board had adopted a new shareholder rights plan agreement dated October 6, 2015 between the Company and Computershare Investor Services Inc., as rights agent (the “New Rights Plan”) in response to the Offer. If the New Rights Plan remained in effect at the Expiry Time (including as extended herein), one of the conditions of the Offer would not be capable of being met and effectively could not be waived, and accordingly, Suncor would not be obligated to take up and pay for Shares tendered to the Offer and Suncor could let the Offer expire. In order to allow the Offer to remain outstanding and provide Shareholders with an opportunity to consider the Offer on its merits, Suncor applied for an order from the Alberta Securities Commission (the “ASC”) which would, among other things, cease trade all securities related to the New Rights Plan. Commencing on November 26, 2015, the ASC heard Suncor’s application and on November 30, 2015, the ASC issued an order stating that it had decided to, among other things, cease trade all securities related to the New Rights Plan effective 6:00 p.m. (Calgary time) on January 4, 2016. Accordingly, in order to allow Shareholders the opportunity to tender to the Offer, Suncor is extending the Expiry Date of the Offer, such that the Offer will now remain open until 6:00 p.m. (Calgary time) on January 8, 2016.

On December 2, 2015, the NYSE authorized the listing of the Offeror Common Shares issuable pursuant to the Offer, subject to official notice of issuance. As such, all Regulatory Approvals in respect of the Offer have now been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated.

3.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions under Section 3 of the Offer, “Manner of Acceptance”.

4.	Take Up and Payment for Deposited Shares

The Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn as set forth under Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

5.	Right to Withdraw Deposited Shares

Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 9 of the Offer, “Right to Withdraw Deposited Shares”.

6.	Amendments and Variations to Offer Documents

The Offer Documents shall be read together with this Notice of Extension in order to give effect to the amendments and variations to the Offer Documents set forth herein.

7.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

8.	Directors’ Approval

The contents of this Notice of Extension have been approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

2

The Information Agent for the Offer is:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attn: Corporate Actions

By Registered Mail, Hand or by Courier

Calgary	Toronto

600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attn: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporation Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

Facsimile: 1-905-771-4082

Email: corporateactions@computershare.com

The Dealer Managers for the Offer are:

J.P. MORGAN SECURITIES CANADA INC. Toll Free in North America: 1-888-270-2178 Outside of North America: 1-403-532-2134	CIBC WORLD MARKETS INC. Toll Free in North America: 1-844-670-8949 Outside of North America: 1-416-956-3001

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

The Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2015. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registration Statement.

Exhibit Index

Number	Description

1.1*	Letter of Transmittal, dated October 5, 2015.

1.2*	Notice of Guaranteed Delivery, dated October 5, 2015.

1.3*	Letter to Shareholders, dated October 5, 2015.

1.4*	Press release, dated October 5, 2015.

3.1*	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”).

3.2*	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated by reference to Exhibit 99.2 to the Form 40-F).

3.3*	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated by reference to the Form 40-F).

3.4*	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5*	Unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 (incorporated by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on July 30, 2015 (the “June 30 Form 6-K”)).

3.6*	Management’s discussion and analysis for the three and six month periods ended June 30, 2015, dated July 29, 2015 (incorporated by reference to Exhibit 99.2 to the June 30 Form 6-K).

3.7**	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (incorporated by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on October 29, 2015 (the “September 30 Form 6-K”)).

3.8**	Management’s discussion and analysis for the three and nine month periods ended September 30, 2015, dated October 28, 2015 (incorporated by reference to Exhibit 99.2 to the September 30 Form 6-K).

4.1*	Consent of GLJ Petroleum Consultants Ltd.

4.2*	Consent of Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited.

4.3**	Consent of PricewaterhouseCoopers LLP.

4.4*	Consent of Blake, Cassels & Graydon LLP.

5.1*	Powers of Attorney for Steven W. Williams, Alister Cowan, James W. Simpson, Mel E. Benson, Jacynthe Côté, W. Douglas Ford, John D. Gass, John R. Huff, Maureen McCaw, Michael W. O’Brien, Eira M. Thomas and Michael M. Wilson.

*	Previously filed with or incorporated by reference into the Registration Statement.
**	Previously filed with or incorporated by reference into Post-Effective Amendment No. 1 to the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Province of Alberta, country of Canada, on this third day of December, 2015.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

President, Chief Executive Officer and Director
/s/ Steven W. Williams	(Principal Executive Officer)
Steven W. Williams December 3, 2015
Executive Vice President and Chief Financial Officer
/s/ Alister Cowan	(Principal Financial and Accounting Officer)
Alister Cowan December 3, 2015

*
Chair of the Board of Directors
James W. Simpson December 3, 2015

*
Director
Mel E. Benson December 3, 2015

*
Director
Jacynthe Côté December 3, 2015

*
Director
W. Douglas Ford December 3, 2015

*
Director
John D. Gass December 3, 2015

*
Director
John R. Huff December 3, 2015

*
Director
Maureen McCaw December 3, 2015

*
Director
Michael W. O’Brien December 3, 2015

*
Director
Eira M. Thomas December 3, 2015

*
Director
Michael M. Wilson December 3, 2015

*	Pursuant to the powers-of-attorney filed as Exhibit 5.1 to the Registration Statement, Alister Cowan, as attorney-in-fact, does hereby sign this Post-Effective Amendment No. 2 to the Registration Statement on behalf of each person named above whose name is preceded by an asterisk, in each case in the capacities and on the dates indicated.

By:	/s/ Alister Cowan
Alister Cowan

Attorney-in-fact for the persons indicated
December 3, 2015

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 2 to the Registration Statement, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this third day of December, 2015.

SUNCOR ENERGY (U.S.A.) INC.	Authorized Representative
in the United States

/s/ Shawn Poirier
Name: Shawn Poirier
Title: Assistant Secretary